Exhibit 2

Release to the Australian Stock Exchange

14 March 2003

Mayne announces divestment of Sunbury Private Hospital

Mayne Group Limited has reached an agreement with Primelife Corporation Limited for the sale of Sunbury Private Hospital.

The sale is a result of a review of the hospitals portfolio announced by Mayne at its Annual General Meeting in November.

The hospital will be sold as a going concern, and as part of the agreement, hospital operating licences will be transferred to Primelife, pending approval from the relevant authority.

The transaction is expected to be finalised within the next two months.

oooo0000oooo

Media enquiries

Rob Tassie

Group Public Affairs

Phone:  +61 3 9868 0886

Mob:  (+61) 0411 126 455